

Filed Pursuant to Rule 424(b)(3)
File No. 333-175281

PROSPECTUS

LOGIC DEVICES INCORPORATED
OFFERING UP TO 1,740,000 COMMON SHARES

This prospectus relates to the offer and resale of up to 1,740,000 shares of our common stock, no par value, by the selling stockholder, Dutchess Opportunity Fund, II, L.P. ("Dutchess"), which Dutchess has agreed to purchase pursuant to the investment agreement that we entered into with Dutchess on March 10, 2011 ("Investment Agreement"). Subject to the terms and conditions of the Investment Agreement, we have the right to "put," or sell up to $5.0 million in shares of our common stock to Dutchess. This arrangement is sometimes referred to as an "Equity Line".

We will not receive any proceeds from the resale of these shares of common stock offered by Dutchess. We will, however, receive proceeds from the sale of shares to Dutchess pursuant to the Equity Line. When we put an amount of shares to Dutchess, the per share purchase price that Dutchess will pay to us in respect of such put will be determined in accordance with a formula set forth in the Investment Agreement. Generally, in respect of each put, Dutchess will pay us a per share purchase price equal to 95% of the lowest daily volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date Dutchess receives our put notice.

Dutchess may sell the shares of common stock from time to time at the prevailing market price on the OTCBB market, or in negotiated transactions. Dutchess is an "underwriter" within the meaning of the Securities Act of 1933, as amended, in connection with the resale of our common stock under the Equity Line.

Our common stock is quoted on the OTCBB market under the symbol "LOGC.OB" and on the OTCQX under the symbol "LOGC." The last reported sale price of our common stock on the OTCBB on July 11, 2011 was $0.56 per share and the last reported sale price on the OTCQX on July 11, 2011 was $0.56 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

SEE "RISK FACTORS" BEGINNING ON PAGE 3.

We will be responsible for all fees and expenses incurred in connection with the preparation and filing of this registration statement, provided, however, we will not be required to pay any underwriters' discounts or commissions relating to the securities covered by the registration statement.

You should read this prospectus and any prospectus supplement carefully before you decide to invest. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 15, 2011.

TABLE OF CONTENTS

LOGIC DEVICES INCORPORATED

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated under the laws of the State of California in April 1983. Our principal executive offices are located at 1375 Geneva Drive, Sunnyvale, CA 94089 and our telephone number is (408) 542-5400. Our fiscal year end is September 30. Our website is www.logicdevices.com. Information contained on our website does not constitute part of this prospectus.

We are an ISO 9001:2008 registered company that develops and markets high-performance, low power digital integrated circuits and integrated modules that perform high-density storage and signal/image processing functions. Our products enable video display, transport, editing, composition, special effects, and the high-performance, high-density storage of electronic information. We also provide solutions for digital filtering in television broadcast stations and image enhancement in medical diagnostic scanning and imaging equipment. Our products are used in video broadcasting, medical imaging, military, industrial, embedded, and telecommunications markets. Our products address memory, digital signal processing (DSP), and high-performance arithmetic computation. We focus on developing proprietary, silicon intellectual property and standard catalog products to address specific functional application needs and performance levels that are not otherwise commercially available. We seek to provide related groups of circuits that original equipment manufacturers (OEMs) incorporate into high-performance electronic systems.

SUMMARY FINANCIAL DATA

Because this is only a summary of our financial information, it does not contain all of the financial information that may be important to you. Therefore, you should carefully read all of the information in this prospectus and any prospectus supplement, including the financial statements and their explanatory notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," before making a decision to invest in our common stock. The information contained in the following summary is derived from our financial statements for the quarters ended March 31, 2011 and 2010, and the fiscal years ended September 30, 2010 and 2009.

	Quarter Ended 3/31/2011	Quarter Ended 3/31/2010	Fiscal Year Ended 09/30/2010	Fiscal Year Ended 09/30/2009
Net revenues	$573,400	$553,200	$2,193,300	$3,013,200
Cost of revenues	193,000	243,400	1,110,000	1,268,800
Gross margin	380,400	309,800	1,083,300	1,744,400
Research and development	164,900	370,300	997,700	1,159,300
Selling, general and administrative	317,100	355,600	1,211,500	1,399,800
Total operating expenses	482,000	725,900	2,209,200	2,559,100
Operating loss	(101,600)	(416,100)	(1,125,900)	(814,700)
Total other (income) expense, net	(2,900)	–	44,300	4,300
Net (loss) income	$(104,500)	$(418,400)	$(1,084,500)	$(811,300)

THE OFFERING

This prospectus relates to the resale of up to 1,740,000 shares of our common stock by Dutchess Opportunity Fund, II, L.P. ("Dutchess"). Dutchess will acquire our common stock pursuant to the terms and conditions of the Investment Agreement.

The Investment Agreement with Dutchess provides that Dutchess is committed to purchase from us, from time to time, up to $5,000,000 of our common stock over the course of thirty-six months. We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Investment Agreement. The amount that the we are entitled to put in any one notice shall not exceed up to the greater of either 1) 200% of the average daily volume of the common stock for the 3 trading days prior to the applicable put notice date, multiplied by the average of the 3 daily closing prices immediately preceding the put date or 2) $100,000. When we "put," or sell, an amount of shares to Dutchess, the per share purchase price that Dutchess will pay to us in respect of such put will be determined in accordance with a formula set forth in the Investment Agreement. Generally, in respect of each put, Dutchess will pay us a per share purchase price equal to 95% of the lowest daily volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following our put notice. The initial number of shares issuable by us and purchasable by Dutchess under the Investment Agreement is 1,740,000 shares.

Common stock outstanding as of July 11, 2011	7,794,839
Securities Offered	Up to 1,740,000 shares of our common stock by Dutchess, the selling stockholder
Offering Price	To be determined by the prevailing market price for the shares at the time of sale.
Use of Proceeds	We will not receive any proceeds from the sale of the shares by the selling stockholder. We will, however, receive proceeds from the shares of our common stock that we sell to Dutchess under the Equity Line. See "Use of Proceeds" section.
Risk Factors	An investment in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3 and the other information in this prospectus for a discussion of the factors you should consider before investing in the shares of common stock offered hereby.
Stock Symbol	Our common stock is traded on the OTCBB market under the symbol "LOGC.OB," and on the OTCQX under the symbol "LOGC."

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our independent registered public accounting firm has issued a report questioning our ability to continue as a going concern. This report may impair our ability to raise additional financing and adversely affect the price of our common stock.

We have suffered reoccurring losses from operations and require additional funds to maintain our operations. Continued losses and negative operating cash flow could hamper our operations and prevent us from expanding our business.

Reports of independent registered public accounting firms questioning a company's ability to continue as a going concern are generally viewed unfavorably by analysts and investors. This report may make it difficult for us to raise additional debt or equity financing necessary to continue our business. Continued losses and negative operating cash flow are also likely to make our capital raising needs more acute while limiting our ability to raise additional financing on favorable terms.

If we do not timely introduce new products and the products do not achieve market acceptance, then our revenues will decline and have a resulting adverse effect on our operations.

If we are unable to timely introduce new products to the marketplace, our revenues will continue to decline. We view new product development as the most important factor affecting our revenue growth. We have been unable to develop and introduce a new product to market in the past two fiscal years. Our success significantly depends on our ability to improve our products and develop and market innovative new products. Product development, innovation and enhancement is often a complex, time-consuming and costly process involving significant investment in research and development, with no assurance of return on investment. There can be no assurance that we will be able to develop and introduce new and improved products in a timely or efficient manner or that new and improved products, if developed, will achieve market acceptance. Our products generally must conform to various evolving and sometimes competing industry standards, which may adversely affect our ability to compete in certain markets or require us to incur significant costs. In addition, our customers generally impose very high quality and reliability standards on our products, which often change and may be difficult or costly to satisfy. Any inability to satisfy customer quality standards or comply with industry standards and technical requirements may adversely affect demand for our products and our results of operations. In addition, our growth is dependent on our continued ability to identify and penetrate new markets where we have limited experience and competition is intense. There can be no assurance that the markets we serve will grow in the future, that our existing and new products will meet the requirements of these markets, that our products will achieve customer acceptance in these markets, that competitors will not force price reductions or take market share from us, or that we can achieve or maintain adequate gross margins or profits in these markets. Furthermore, a decline in demand in one or several of our end-user markets could have a material adverse effect on the demand for our products and our results of operations.

We are a small company with very limited resources compared to our current and potential competitors and we may not be able to compete effectively in our highly competitive industry.

The semiconductor industry is highly competitive and many of our direct and indirect competitors and potential competitors have substantially greater financial, technological, manufacturing, and sales resources. If we are unable to compete successfully in this environment, our operating results could be harmed.

The current level of competition is high and may increase as our market expands. We compete directly with companies that have developed similar products. We also compete indirectly with numerous semiconductor companies that offer products and solutions based on alternative technologies. These direct and indirect competitors are established multinational semiconductor companies, as well as emerging companies. In addition, we may experience additional competition from foreign companies in the future.

We depend on a limited number of customers for a majority of our sales, making our financial results particularly susceptible to the loss of a key customer.

If we are unable to maintain our current customers, then our financial results will be detrimentally affected. Sales to two contract manufacturers for Texas Instruments comprised 16% and 15% of our net revenues for fiscal 2010, respectively, and 32% and 41% of our net revenues for fiscal 2009, respectively. In addition, one military contractor comprised 22% of net revenues in fiscal 2010. We anticipate that the concentration of our sales among a limited number of customers will continue in the future. We do not have long-term purchase commitments from any of our customers. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future purchase orders, if any, from these customers and, in particular:

- the product requirements of these customers;
- the financial and operational success of these customers; and
- the success of these customers' products that incorporate our products.

Our dependence on a small number of customers increases the risks associated with the potential loss of customers resulting from business combinations or consolidations. If one of our customers was acquired or combined with another company, the resulting company could cancel purchase orders as part of the integration process. These customers could, therefore, cease purchasing our products with limited notice and with no penalty. The loss of any one of these significant customers or the delay, even if only temporary, or cancellation of significant orders from any of these customers would harm our results of operations.

We *depend on third parties to fabricate silicon wafers and to assemble and test our products, which exposes us to a risk of production disruption or uncontrolled price changes.*

We do not manufacture silicon wafers. We rely upon one primary wafer supplier, whom is the sole source for certain components of our products, and three assembly/test subcontractors. This supplier does not have a contractual obligation or commitment to supply such wafers or services in the future. If the suppliers are unable or unwilling to supply wafers or services, our operating results could be harmed. We may not be able to find sufficient suppliers at a reasonable price or at all if such disruptions occur. As a result of our reliance on third parties, we face significant risks, including:

- reduced control over delivery schedules and quality;
- longer lead times;
- potential lack of adequate capacity during periods of excess industry demand;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices due to capacity shortages; and
- potential misappropriation of our intellectual property.

If we fail to deliver our products on time or if the costs of our products increase, then our profitability and customer relationships could be harmed.

Our international operations subject us to risks not present in solely domestic operations.

Our primary silicon wafer supplier and assembly subcontractors are located outside the United States. Financial difficulties, government actions or restrictions, prolonged work stoppages, or any other difficulties experienced by our suppliers could harm future operating results.

We also have several overseas customers. Our export sales are affected by unique risks frequently associated with foreign economics, including:

- governmental controls and trade restrictions;
- export license requirements and restrictions on the export of technology;
- changes in local economic conditions;
- political instability;
- changes in tax rates, tariffs, or freight rates;
- interruptions in air traffic; and
- difficulties in staffing and managing foreign sales offices.

Significant changes in the economic climate in the foreign countries from which we derive our export sales could harm future operating results.

The complex nature of semiconductors makes us highly susceptible to manufacturing problems and these problems could have a negative impact on future operating results.

Making semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even minute imperfections in the materials used, difficulties in the wafer fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be nonfunctional. We may experience problems in achieving an acceptable quality and yield rate in the manufacture of wafers. The interruption of wafer fabrication or the failure to achieve acceptable yields could harm future operating results. We may also experience manufacturing problems in our assembly and test operations, and in the introduction of new packaging materials.

We depend on third parties to deliver our products.

We rely on independent carriers and freight haulers to transport our products between manufacturing locations and to deliver products to our customers. Any transport or delivery problems because of their errors, or because of unforeseen interruptions, such as strikes, political instability, terrorism, natural disasters and accidents, could harm future operating results.

Earthquakes, other natural disasters, and power shortages may damage our business.

Our California facility and several of our suppliers are located near earthquake faults that have experienced major earthquakes in the past. In the event of a major earthquake or other natural disaster near our facility or a sustained loss of power at our facility, our operations could be harmed. Similarly, a major earthquake or other natural disaster near one or more of our suppliers could disrupt the operations of these suppliers, which could limit the supply of our products and harm our business.

We maintain high levels of inventory that decrease our liquidity and substantially increase the risk of write-offs.

We have historically maintained and expect to continue to maintain high levels of inventory of processed silicon wafers, packaging materials, and finished goods. For some product types, we must purchase all of our anticipated inventory needs for the life of the product in a short period of time. We commit capital to maintain these high inventory levels, which prevents us from using that capital for other purposes, such as research and development, and requires us to utilize more capital than might otherwise be required. Our high inventory levels also heighten the risk of inventory obsolescence and write-offs. Further, we may forecast demand of our products incorrectly and produce insufficient inventory, resulting in supply shortages.

We currently have only limited access to capital and we must rely solely upon a limited line of credit, our existing cash reserves, and funds from existing operations to finance future operations.

We rely upon our limited line of credit, cash reserves and funds from existing operations to fund our Company. Our directors have also purchased common stock to provide our Company with working capital. Additionally, we have entered into an equity line of credit with Dutchess, however we cannot access that equity line of credit until we meet certain conditions including having an effective registration statement. If these resources should become insufficient, we would be forced to obtain additional funding through debt or equity financing. If we are able to obtain additional debt financing, which is not assured, and the terms of such financing are unknown since we do not presently have a sufficient credit line for all of our capital needs, the terms may likely be unfavorable to us and impact our ability to fund operations. Similarly, there can be no assurance that we would be able to sell capital stock on favorable terms or at all and any such sales may adversely affect our existing shareholders by diluting their position.

Our operating success depends upon our ability to develop new products and access new technologies.

The semiconductor industry is a dynamic environment marked by rapid product obsolescence. Our future success depends on our ability to introduce new or improved products that meet critical customer needs, while achieving acceptable profit margins. If we fail to introduce these new products in a timely manner or these products fail to achieve market acceptance, operating results would be harmed. The introduction of new products in a dynamic market environment presents significant business challenges. Product development commitments and expenditures must be made well in advance of product sales, while the success of new products depends on accurate forecasts of long-term market demand and future technology developments.

Future revenue growth is dependent on market acceptance of new products and the continued market acceptance of existing products. The success of these products is dependent on a variety of specific technical factors, including:

- successful product definition;
- timely and efficient completion of product design;
- timely design into customers' future products and maintenance of close working relationships with customers;
- timely and efficient access to wafer manufacturing and assembly processes; and
- product performance, quality and reliability.

If, due to these or other factors, new products do not achieve market acceptance, our operating results would be harmed. Furthermore, to develop new products and maintain the competitiveness of existing products, we need to migrate to more advanced wafer manufacturing processes that use larger wafer sizes and smaller geometries.

The loss of key personnel or failure to hire and retain additional qualified personnel could impair our ability to develop and market our products.

Our future success greatly depends on the ability to attract and retain highly qualified technical and management personnel. As a small company, we are particularly dependent on a relatively small group of employees. Competition for skilled technical and management employees is intense in the semiconductor industry. As a result, we may be unable to retain our existing key technical and management employees or attract additional qualified personnel, which could harm operating results. We do not have employment agreements with any of our employees.

Our failure to protect our proprietary rights, or the costs of protecting these rights, may harm our ability to compete.

We own several patents, but rely primarily on our design know-how and continued access to advanced wafer process technology to develop and maintain our competitive position. We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with employees, consultants, suppliers, and customers. However, competitors may develop, patent, or gain access to similar know-how and technology, or reverse engineer our products. Our inability to adequately protect these proprietary rights could result in our competitors offering similar products, potentially causing us to lose a competitive advantage and leading to decreased revenue. We may not obtain an adequate remedy in the event that our confidentiality agreements are breached or any remedy at all if our trade secrets are independently developed by others. Despite our efforts to protect our proprietary rights, existing intellectual property laws afford only limited protection, especially under the laws of some foreign countries. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources.

We could be harmed by litigation involving patents and other intellectual property rights.

As a general matter, the semiconductor and related industries are characterized by substantial litigation regarding patent and other intellectual property rights. We have been, and in the future may be accused of, infringing the intellectual property rights of third parties. Furthermore, we may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. Infringement claims by third parties or claims for indemnification by customers or end-users of our products resulting from infringement claims may be asserted in the future and such assertions, if proven to be true, may harm our business.

Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, could be costly and could divert the efforts and attention of management and engineering personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes, or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, if at all.

RISKS RELATED TO THIS OFFERING

We are registering the resale of 1,740,000 shares of common stock which may be issued to Dutchess under the Equity Line. The resale of such shares by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

We are registering the resale of 1,740,000 shares of common stock under the registration statement of which this prospectus forms a part. We may issue up to that number of shares to Dutchess pursuant to the Equity Line. The sale of these shares into the public market by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

Existing stockholders could experience substantial dilution upon the issuance of common stock pursuant to the Equity Line.

Our Equity Line with Dutchess contemplates our issuance of up to 1,740,000 shares of our common stock to Dutchess, subject to certain restrictions and obligations. If the terms and conditions of the Equity Line are satisfied, and we choose to exercise our put rights to the fullest extent permitted and sell 1,740,000 shares of our common stock to Dutchess, our existing stockholders' ownership will be diluted by such sales. Consequently, the value of your investment may decrease.

Dutchess will pay less than the then-prevailing market price for our common stock under the Equity Line.

The common stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at a 5% discount to the lowest daily volume weighted average price, VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of a put notice by us to Dutchess, subject to certain exceptions. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.

We may not be able to access sufficient funds under the Equity Line when needed.

Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our common stock, and a limitation on Dutchess's obligation to purchase if such purchase would result in Dutchess beneficially owning more than 4.99% of our common stock. Accordingly, the Equity Line may not be available to satisfy all of our funding needs.

RISKS RELATED TO OUR COMMON STOCK

Investors who purchase shares of our common stock should be aware of the possibility of a total loss of their investment.

An investment in our common stock involves a substantial degree of risk. Before making an investment decision, you should give careful consideration to the risk factors described in this section in addition to the other information contained in this prospectus. The risk factors described herein, however, may not reflect all of the risks associated with our business or an investment in our common stock. You should invest in our Company only if you can afford to lose your entire investment.

The price of our common stock may continue to be volatile and our trading volume may continue to be relatively low.

The market price of our common stock has fluctuated significantly to date. In the future, the market price of the common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

- our anticipated or actual operating results;
- announcements or introductions of new products;
- technological innovations or setbacks by us or our competitors;
- conditions in the semiconductor markets;
- the commencement of litigation; and
- general economic and market conditions.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock offered by Dutchess. We will, however, receive proceeds from the sale of our common stock to Dutchess pursuant to the Investment Agreement. The proceeds from our exercise of the put option pursuant to the Investment Agreement will be used for working capital and general corporate purposes.

SELLING STOCKHOLDER

The information provided in the table and discussions below has been obtained from Dutchess, the selling stockholder. The selling stockholder has not had a position, office, or a material relationship with our Company or any of our predecessors affiliates for the past three years until March 10, 2011 when the Investment Agreement was signed.

The selling stockholder may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act. As used in this prospectus, "selling stockholder" includes the person or persons listed in the table below, and the donees, pledgees, transferees, or other successors-in-interest selling shares received from the named selling stockholder as a gift, pledge, distribution, or other transfer.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws were applicable.

Name of Selling Security Holder	Ownership Before Offering	Percentage Before Offering	Number of Shares to be Sold under this Prospectus	Number of Shares Owned After Offering [1]	Percentage Owned After Offering [1]
Dutchess Opportunity Fund, II, L.P.[2]	0	0	1,740,000 [3]	0	*

* Percentage of shares owned after the offering does not exceed one percent.

   (1)   These numbers assume that the selling stockholder sells all of its shares being offered pursuant to this prospectus.

   (2)   Dutchess is a Delaware limited partnership. Michael Novielli and Douglas H. Leighton are directors of Dutchess with voting and investment power over the shares.

   (3)   Represents the maximum number of shares issuable by us and purchasable by Dutchess under the Investment Agreement, all of which are being offered by the selling stockholder under this prospectus.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholder to offer and resell up to an aggregate of 1,740,000 shares of our common stock at such times and at such places as they choose. In this section of the prospectus, the term "selling stockholder" includes the partners, pledgees, donees, transferees, or other successors-in-interest of the selling stockholder, which may sell shares received after the date of this prospectus from the selling stockholder as a pledge, gift, partnership, or similar distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution. The decision to sell any shares offered pursuant to this prospectus is within the sole discretion of the selling stockholder.

The distribution of the common stock by the selling stockholder may be effected from time to time in one or more transactions. Any of the common stock may be offered for sale, from time to time, by the selling stockholder at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or in negotiated transactions at negotiated prices or otherwise. The common stock may be sold by one or more of the following methods:

- on the OTCBB market, or any other national common stock exchange or automated quotation system on which our common stock is traded, which may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades;
- through one or more dealers or agents (which may include one or more underwriters), including, but not limited to:
  - o block trades in which the broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
  - o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

- o ordinary brokerage transactions; or
- o transactions in which the broker solicits purchasers;
- directly to one or more purchasers; or
- combination of these methods.

Dutchess and any broker-dealers who act in connection with the sale of its shares are "underwriters" within the meaning of the Securities Act, and any discounts, concessions, or commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts, concessions, or commissions under the Securities Act. Because the selling stockholder is an "underwriter" within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder.

The selling stockholder or its underwriters, dealers, or agents may sell the common stock to or through underwriters, dealers, or agents, and such underwriters, dealers, or agents may receive compensation in the form of discounts or concessions allowed or reallowed. Underwriters, dealers, broker, or other agents engaged by the selling stockholder may arrange for other such persons to participate. Any fixed public offering price and any discounts and concessions may be changed from time to time. Underwriters, dealers, and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of the common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers, or agents will be set forth in a prospectus supplement.

Unless granted an exemption from the SEC from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the selling stockholder will not engage in any stabilization activity in connection with our common stock, will furnish each broker or dealer engaged by the selling stockholder and each other participating broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any common stock of ours, or attempt to induce any person to purchase any of the common stock other than as permitted under the Exchange Act.

We will not receive any proceeds from the sale of these shares of common stock offered by the selling stockholder. We shall use our reasonable efforts to prepare and file with the SEC such amendments and supplements to the registration statement and this prospectus as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the common stock covered by the registration statement for the period required to effect the distribution of such common stock.

We are paying certain expenses incidental to the offering and sale of the common stock to the public, which are estimated to be approximately $30,000. If we are required to update this prospectus during such period, we may incur additional expenses in excess of the amount estimated above.

In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares of common stock may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following description of our capital stock and provisions of our Restated Articles of Incorporation and Bylaws, as amended, is only a summary. You should also refer to our Restated Articles of Incorporation and Bylaws, as amended, copies of which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

COMMON STOCK

We are authorized to issue up to a total of 10,000,000 shares of common stock, no par value. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of common stock have no preemptive subscription, redemption, or conversion rights or other subscription rights. Upon our liquidation, dissolution, or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for, will be fully paid and non-assessable.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing, or principal underwriter, voting trustee, director, officer, or employee.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are "forward-looking statements" which include, but are not limited to, statements concerning projected revenues, expenses, gross margin, net income, market acceptance of our products, the competitive nature of and anticipated growth in our markets, our ability to achieve further product integration, the status of evolving technologies and their growth potential, the timing and acceptance of new product introductions, the adoption of future industry standards, our production capacity, our ability to migrate to smaller process geometries, and the need for additional capital. These forward-looking statements are based on our current expectations, estimates, and projections about our industry, management's beliefs, and certain assumptions made by it. Words such as "anticipates, appears, expects, intends, plans, believes, seeks, estimates, may, will," and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from those results expressed in any forward-looking statements, as a result of various factors, some of which are listed under the caption "Risk Factors" beginning on page 3 of this prospectus. Readers should carefully review this information as well as the risks and other uncertainties described in other filings that we may make after the date of this prospectus with the SEC.

Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

INFORMATION ABOUT THE COMPANY

DESCRIPTION OF BUSINESS

We develop and market high-performance, low power digital integrated circuits and integrated modules that perform high-density storage and signal/image processing functions. Our products enable video display, transport, editing, composition, special effects, and the high-performance, high-density storage of electronic information. We also provide solutions for digital filtering in television broadcast stations and image enhancement in medical diagnostic scanning and imaging equipment.

Our products are used in video broadcasting, medical imaging, military, industrial, embedded, and telecommunications markets. Our products address memory, digital signal processing (DSP), and high-performance arithmetic computation. We focus on developing proprietary, silicon intellectual property, and standard catalog products to address specific functional application needs and performance levels that are not otherwise commercially available. We seek to provide related groups of circuits that original equipment manufacturers (OEMs) incorporate into high-performance electronic systems.

We rely on third-party silicon foundries to process silicon wafers, each wafer having up to several hundred integrated circuits of a given LOGIC design, from which finished products are then assembled. Our strategy is to avoid the substantial investment in capital equipment and expertise required to establish a wafer fabrication facility by outsourcing wafer processing to third-party foundry specialists to take advantage of their expertise. We currently have one primary wafer supplier. We continue to explore additional foundry relationships to reduce our dependence on any single wafer foundry.

We market our products worldwide via our direct marketing and business through an external sales management organization, which provides increased direct sales support and channel exposure through a combination of domestic sales representatives and international non-stocking distributors and/or agents. In fiscal 2010, approximately 26 percent of net revenues were from international channels. We adjust our sales structure to address appropriate market requirements. Our customers include: Texas Instruments, BAE Systems, Harmonic, GE Medical, Northrup Grumman, Qualcomm, and Raytheon.

BACKGROUND

Continuing advances in fabricating semiconductors are driving a global revolution in electronics. With these ongoing advances, the ability to economically compute, communicate, and control seems to be limited only by the creativity required to implement ever more complex electronic systems. It is increasingly common to implement entire electronic systems on a single, small sliver of silicon. The challenges to the industry have increasingly turned toward innovative product definition, timely product development, technical customer support, and heavy capital investments in advanced semiconductor wafer fabrication facilities. The rapid advances in chip fabrication technology have resulted in a specialization of skills within the industry. In addition to the specialization of materials processing skills required to fabricate semiconductor wafers, the industry increasingly requires and values system architecture development, interoperability standards, signal processing algorithms, and circuit design expertise as essential skills for developing financially successful products. Many opportunities have thus emerged for semiconductor companies that focus on product definition, advanced design techniques, and technical application support, and that rely on third parties for wafer fabrication. We focus our resources on defining and developing high-performance integrated circuit components and integrated multi-chip modular products to growing markets, which require demanding computational throughput.

The semiconductor industry is intensely competitive, highly cyclical, and characterized by rapid technological change, product obsolescence, wide fluctuations in both demand and capacity, and steep price erosion. These factors can render processes and products currently utilized or produced by us obsolete. In such cases, we are required to develop products utilizing new processes and to either integrate such products into our existing foundry processes, or seek new foundry sources.

MARKETS AND PRODUCT DEVELOPMENT STRATEGIES

We have historically derived a significant portion of our revenues from sales to video equipment manufacturers and to defense contractors providing systems that perform computationally intensive image processing. Our products were among the first to provide economical, high-speed, yet low power, computational solutions for common image manipulation and storage problems encountered in implementing these systems. Applications of our products also overlap into medical diagnostic imaging equipment, and digital cinema systems. We jointly define a family of digital image filtering circuits that address the filtering requirements of HDTV studio production systems with our customers.

As a result of our work on high-speed, low power image processing circuits that are very computationally demanding, we have developed expertise in circuit design and implementation that is not readily available to many OEMs, and within the semiconductor industry, only available within some of the very largest companies that, due to their size, are compelled to pursue very large markets. Our capabilities and size provide opportunities to service technically-demanding industrial and military markets that are not serviced by those larger companies.

In addition to, as well as a result of our work on high-performance, low power silicon developments for the markets, applications, and platforms that we serve, we have introduced a product family enabling us to provide advanced, multi-chip, integrated modular products. This product's packaging medium facilitates the integration of LOGIC silicon intellectual property as well as silicon intellectual property from other semiconductor manufacturers providing high-density, wide-word memory arrays, sub-systems, and systems in packages.

The same advances in semiconductor technology that have enabled the advancements in high definition broadcast video production and distribution have driven a rapid increase in the ability to transmit vast amounts of data. Communications in all forms with increasing portability and bandwidth are proliferating worldwide. Much of this new communication capability will be utilized to transport video streams. We believe that many opportunities exist to utilize our capabilities in low power, high speed computation and storage to address the requirements of these communications and video systems. The convergence of communications and ubiquitous image processing is an opportunity that is well-suited to our capabilities and far exceeds our abilities to address completely.

We seek to identify additional markets that:
- require the application of our silicon design and multi-chip packaging expertise;
- are stable, long-lived markets that are not extremely cost-sensitive;

- offer potential for substantial revenue growth; and
- are not served by larger competitors with substantially more resources.

Currently, the semiconductor industry is challenged by several factors. First, the cost of developing high complexity products is escalating as fast, if not faster than, the capability of the technology itself is increasing. Second, the disciplines required to develop complex, systems-on-chips (SOCs) require a rapidly increasing breadth of technical skills. Consumer-related products are experiencing ever shrinking life cycles as new products are quickly supplanted by even newer products.

WAFER FABRICATION TECHNOLOGY

LOGIC Devices is a fabless semiconductor manufacturer. We rely upon third-party foundry suppliers to produce processed wafers from mask patterns that we design. Through these wafer suppliers, we have access to advanced high-speed, high-density complementary metal oxide semiconductor (CMOS) process technology without the significant investment in capital equipment and facilities required to establish a wafer fabrication factory. Coupled with our structured custom design methodology and experience with high-speed circuit design, this CMOS technology has allowed us to produce products that offer high computational speeds, high reliability, high levels of circuit integration (complexity), and low power consumption.

Currently, we are primarily dependent upon one wafer supplier and we do not have a guarantee of minimum supplies. Therefore, there can be no assurance that such relationship will continue to be on terms satisfactory to us. The inability to obtain adequate quantities of processed wafers could limit our revenues. As a result of this risk, we carry a large inventory of unassembled wafers that can be packaged into a variety of carrier styles to support customer requirements.

PRODUCTION, ASSEMBLY, AND TESTING

Our production operations consist of functional and parametric testing, hot and cold testing, final inspection, quality inspection, and shipment. As is customary in the industry, high-volume assembly subcontractors assemble our devices. Thereafter, the assembled devices are returned to us for final testing and shipment to customers. We continue to test materials and products at various stages in the manufacturing process, utilizing automated test equipment.

We have historically maintained, and expect to continue to maintain, high levels of inventory of our products. For some product types, we must purchase our anticipated inventory needs for the life of the product (often ten or more years) in a short period of time. Our high inventory levels heighten the risk of inventory obsolescence and write-offs.

MARKETING, SALES, AND CUSTOMERS

We market our products worldwide via our marketing and business development group as well as an external sales management organization, channeling our products into both domestic and international territories via manufacturer representatives and non-stocking distributors and/or agents. We concentrate our direct marketing efforts on high-performance segments of the broadcast, medical imaging, industrial, embedded telecommunications and consumer markets, in applications where high speed is critical. Among our OEM customers are Texas Instruments, BAE Systems, Harmonic, GE Medical, Northrup Grumman, Qualcomm, and Raytheon.

Distributors purchase our products for resale, generally to a broad base of small to medium-sized customers. As is customary in the industry, our distributors receive certain price protection and limited stock rotation rights. However, our distributors are discouraged from maintaining uncommitted stock and must place an order of equal or greater value if they do request a return. During fiscal 2010 and 2009, sales through distributors accounted for approximately 29% and 16% of net revenues, respectively.

In fiscal 2010 and 2009, no distributors generated more than 10% of net revenues. We did have two contract manufacturers for Texas Instruments comprise 16% and 15% of net revenues for fiscal 2010, respectively, and 32% and 41% of net revenues for fiscal 2009, respectively. In addition, one military contractor comprised 22% of net revenues in fiscal 2010.

Our relationships with our distributors are not exclusive, and they may also market products competitive with our products. We warrant our products against defects in materials and workmanship for a period of 12 months from the date of shipment. Warranty expenses to date have been nominal.

International sales are conducted by sales representatives and distributors located throughout Europe and Asia. During fiscal 2010 and 2009, our export sales were approximately 26% and 13% of net revenues, respectively. Our international sales are billed in United States dollars, and therefore, settlements are not directly subject to currency exchange fluctuations. However, changes in the relative value of the dollar may create pricing pressures for our products. Although our international sales are subject to certain export restrictions, including the Export Administration Amendments Act of 1985 and the regulations promulgated thereunder, we have not experienced any material difficulties resulting from these restrictions to date.

RESEARCH AND DEVELOPMENT

As we have not introduced new products sufficient for market demand over the past few years, we view new product development as the most important factor affecting revenue growth; therefore, we continue to prioritize our commitment to research and development. We, as a company, bear all research and developments costs. In addition, we bolster our competitive position with the addition of our multi-chip packaged products, facilitating the integration of our silicon IP with the silicon IP of others to provide packaged solutions to our current and prospective customers. Research and development expenditures were 45% and 38% of net revenues in fiscal 2010 and 2009, respectively. These percentages are affected by our declining revenues.

COMPETITION

The semiconductor industry is intensely competitive and characterized by rapid technological change and rates of product obsolescence, price erosion, periodic shortage of materials, variations in manufacturing yields and efficiencies, and increasing foreign competition. The industry includes many major domestic and international companies that have substantially greater financial, technical, manufacturing, and marketing resources than LOGIC. We face competition from other manufacturers of high-performance integrated circuits, many of which have advanced technological capabilities and internal wafer production capabilities. Our ability to compete in this rapidly evolving environment depends on elements both in and outside our control. These elements include our ability to develop new products in a timely manner, the cost effectiveness of our manufacturing, the acceptance of new products by customers, the speed at which customers incorporate our products into their systems, the continued access to advanced semiconductor foundries, the number and capabilities of our competitors, and general economic conditions.

PATENTS AND COPYRIGHTS

Because of the rapidly changing technology in the semiconductor industry, we rely primarily upon our design know-how, rather than patents and copyrights, to develop and maintain our competitive position. We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with employees, consultants, suppliers, and customers, but there can be no assurance that those measures will be adequate to protect our interests.

We are of the opinion that patent and maskwork protection is of less significance in our business than other factors, such as the experience and innovative skill of our personnel and the abilities of our management. There can be no assurance that others will not develop or patent technology similar to our technology, or copy or otherwise duplicate our products. We own five patents granted by the United States Patent and Trademark Office.

Since others have obtained patents covering various semiconductor designs and processes, certain of our present or future designs or processes may be claimed to infringe upon the patents of third parties. We have previously received, and may in the future again receive, claims that one or more aspects or uses of our products infringe on patent or other intellectual property rights of third parties. See section entitled "Legal Proceedings." We do not believe that we infringe upon any known patents at this time. If any such infringements exist or arise in the future, we may be liable for damages and may, like many companies in the semiconductor industry, find it necessary or desirable to obtain licenses relating to one or more of our current or future products. Based on industry practice, we expect that any necessary licenses or rights under patents could be obtained on conditions that would not have a material adverse effect on our operations. There can be no assurance, however, that licenses could, in fact, be obtained on commercially reasonable terms, or at all, or that litigation would not occur. Our inability to obtain such licenses on economically reasonable terms or the occurrence of litigation could adversely affect us.

EMPLOYEES

As of March 31, 2011, we had 10 full-time employees. We have been careful to retain employees that are necessary in order to maintain our ongoing development efforts. Our ability to attract and retain qualified personnel is an important factor in our continued success. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe that our employee relations are good.

REGULATIONS

Federal, state, and local regulations impose various environmental controls on the discharge of chemicals and gases in connection with the wafer manufacturing process. Since we rely on third party manufacturers and our activities do not involve utilization of hazardous substances generally associated with semiconductor processing, we believe such regulations are unlikely to have a material effect on our business or operations.

DESCRIPTION OF PROPERTY

Our executive offices, as well as our inventories and research and development facilities, are located in approximately 17,200 square feet, in Sunnyvale, California, with a lease expiring August 31, 2014. We believe our facilities will be adequate to meet our reasonably foreseeable needs and, if necessary, alternative facilities will be available on acceptable terms, so as to meet our requirements.

LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that we believe will not have a material effect on our operations or finances. From time to time, we also receive demands from various parties asserting patent infringement or other claims in the ordinary course of business. These demands are often not based on any specific knowledge of our products or operations. Because of the uncertainties inherent in litigation, the outcome of any such claim, including simply the cost of a successful defense against such a claim, could have a material adverse impact on our business.

We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

On April 27, 2011, our common stock began trading on the OTC market's highest tier, OTCQX U.S., under the symbol "LOGC." On June 8, 2011, our common stock began trading on the OTCBB market under the symbol "LOGC.OB." Effective March 10, 2011, our securities ceased trading on the NASDAQ Capital Market.

The following table sets forth the high and low closing prices for our common stock for each quarter during the last two calendar years:

Fiscal Year Ended September 30, 2010		
First quarter	$1.94	$1.19
Second quarter	$1.55	$1.00
Third quarter	$1.34	$0.49
Fourth quarter	$0.84	$0.57
Fiscal Year Ended September 30, 2011		
First quarter	$0.87	$0.53
Second quarter	$0.93	$0.44
Third quarter	$0.78	$0.47
Fourth quarter (through July 11, 2011)	$0.65	$0.54

HOLDERS

As of July 12, 2011, there were approximately 100 holders of record of our common stock.

DIVIDENDS

We have not paid any dividends on our common stock since our incorporation.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

OVERVIEW

We develop and market high-speed digital integrated circuits that perform high-density storage and signal/image processing functions. Our products enable high definition video display, transport, editing, composition, and special effects. We also provide solutions for digital filtering in television broadcast stations and image enhancement in medical diagnostic scanning and imaging equipment.

Our products are used in the broadcast, medical, military, and consumer electronics markets. Our products address storage and digital signal processing (DSP) requirements that involve high-performance arithmetic computation. We focus on developing proprietary catalog products to address specific functional application needs or performance levels that are not otherwise commercially available. We seek to provide related groups of circuits that original equipment manufacturers (OEMs) incorporate into high-performance electronic systems.

LIQUIDITY AND CAPITAL RESOURCES

Comparison of Quarters Ended March 31, 2011 and 2010

Despite a net loss of $511,000 for the six months ended March 31, 2011, our net cash used by operations was $416,400, as some expenses were non-cash items, such as depreciation, amortization, and stock-based compensation. We used $27,400 of cash to increase inventory for new products, $26,000 to reduce accrued payroll and vacation, and $89,400 for prepaid expenses and deposits to a vendor. During the six months ended March 31, 2011, we received $350,000 from private placements of our common stock, while we invested $62,000 and $84,800 for capital expenditures and capitalized test software development, respectively.

While we had a net loss of $334,800 for the six months ended March 31, 2010, our operations provided net cash of $165,100, principally from the reduction of accounts receivable by $85,800 and the sale of existing inventories of $244,500. During the six months ended March 31, 2010, we used $211,600 of cash for capital equipment purchases, mainly for the testing and production of new products.

Comparison of Fiscal Years Ended September 30, 2010 and 2009

Our operations used net cash of $476,700, despite having a net loss of $1,084,500 for fiscal 2010. Non-cash expenses, such as depreciation ($296,400) and stock option vesting ($49,600) affected the net loss, but not our cash position. The collection of accounts receivable produced $182,700 and the sale of existing inventories produced $114,100. We used $53,100 of cash to pay down accrued expenses. During the year, we used $421,600 for capital expenditures (mainly mask and production tooling) and $351,500 for capitalized test software. Lastly, during the fiscal year ended September 30, 2010, we received $250,000 from the private placement of common stock shares to our President.

Despite having a net loss of $811,300, our operations produced net cash of $261,300 for fiscal 2009. We wrote-off $406,700 of inventories and $49,400 of property and equipment no longer in use, all of which increased our net loss but did not affect cash flows from operations. The collection of accounts receivable produced $298,900 and the reduction of prepaid expenses produced $67,100 of net cash, respectively. During fiscal 2009, we also liquidated all $975,000 of our auction rate securities (ARS), paid down the bank borrowings of $975,000 based on those ARS, and made capital expenditures of $310,300.

Working Capital

Our investment in inventories has been significant and will continue to be significant in the future. However, during the past few years, we have been able to reduce our levels of inventories as we shift from more competitive second source products to proprietary sole source products. We seek to further streamline our inventories as we continue to shift to sole source proprietary products.

We rely on third party suppliers for our raw materials, particularly our processed wafers. In regards to the processed wafers, we currently rely primarily on one supplier, and as a result, maintain substantial inventory levels to protect against disruption in supplies. We have periodically experienced disruptions in obtaining wafers. As we continue to shift towards higher margin proprietary products, we expect to be able to reduce inventory levels by streamlining our product offerings.

Periodically, we review inventory to determine recoverability of items on-hand using the lower-of-cost-or-market (LOCOM) and excess methods. We group and evaluate our products based on their underlying die or wafer type (our raw materials, silicon wafers, can generally be used to make multiple products) to determine the total quantity on-hand and average unit costs. Management uses judgment in comparing historical sales quantities to the quantity on-hand at the end of the fiscal year. If the quantity on-hand exceeds the sales quantities, we provide a valuation allowance for the potentially obsolete or slow-moving items. For the LOCOM analysis, we compare the average historical sales price to the average unit cost of inventories at the end of the fiscal year. If the average unit cost exceeds the average sales price, we provide a valuation allowance.

With continuing low revenue levels, management felt it necessary to also review our raw materials and work-in-process. Our products generally exhibit an active sales product life cycle of ten or more years. However, due to rapid changes in process technology, we are generally unable to obtain wafers for our products for as long a period as their life cycles. As a result, early in a product's life, we are often required to estimate the sales expectations for the entire life cycle and purchase materials upfront. On some occasions, our expectations become lower and we provide a reserve for potential excess materials. In fiscal 2009, we wrote down inventory of $406,700. In fiscal 2008, we wrote down inventory against our inventory valuation allowance of $1,573,700 and additional inventory totaling $2,059,300. We did not write down any inventory during fiscal 2010 and believe our current inventory valuation provides a reasonable estimate of the recoverability of inventories at the end of fiscal 2010.

Although current levels of inventory impact our liquidity, we believe that this is a less costly alternative to owning a wafer fabrication facility or continuously redesigning our products to accommodate newer process technologies, which would divert limited engineering resources from new product development. We continue to evaluate alternative suppliers to diversify our risk of supply disruption. However, this requires a significant investment in product development to create tool masks with new suppliers. Such efforts compete for our limited product development resources. We seek to achieve on-going reductions in inventory, although there can be no assurance we will be successful. In the event economic conditions remain slow, we may consider identifying additional portions of inventory to write-off at a future date.

Historically, due to customer order scheduling, up to 60% of our quarterly revenues were often shipped in the last month of the quarter, so a large portion of the shipments included in year-end accounts receivable were not yet due per our net 30-day terms. These transactions result in year-end accounts receivable balances being at their highest point for the respective period at the end of the period.

Financing

Our cost reductions over the past few years have allowed us to generate enough cash from operations to fund current operations and future capital expenditures. As we have multiple new products being introduced, our capital requirements have increased substantially. While we have established a limited line of credit with a commercial finance company and an equity line with an investment fund, our limited financing, cash on-hand and cash from operations may not be sufficient to meet the increased demands of our market.

As such, our continuance of operations may depend on raising additional working capital, and on the increase of revenues from new product introductions. Accordingly, these factors raise substantial doubt about our ability to continue as a going concern. We are currently negotiating with several parties to provide debt and equity financing sufficient to finance corporate operations and provide working capital for the next twelve months, although we may not be able to negotiate final terms that are acceptable to us. Although there is no assurance that management's plans will be realized, management believes that we will be able to continue our current operations.

Contractual Obligations

Our only contractual obligation is our facility operating lease. The following table summarizes the future fixed payments under this lease as of September 30, 2010. Payment timing may be subject to change.

	Payments due by period:			
	Total	Within 1 year	1-3 years	After 3 years
Building	$987,900	$239,700	$748,200	–

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RESULTS OF OPERATIONS

Comparison of Quarters Ended March 31, 2011 and 2010

For the quarter ended March 31, 2011, our net revenues increased by $20,200 (4%) compared to the same quarter of fiscal 2010. This increase was primarily the result of one large order for video imaging products. For the six months ended March 31, 2011, our net revenues decreased by $877,200 (113%), which was mainly the result of digital cinema revenues declining compared to fiscal 2010. We are seeing a continuing increase in interest and inquiry regarding our newer products. In addition, bookings and quoting activity for military programs continue to be strong.

Our cost of revenues for the quarter and six months ended March 31, 2011 decreased $50,400 (21%) and $366,300 (118%) respectively compared to the same periods of fiscal 2010. This decrease is the result of reductions in staffing and the reduction in net revenues for the six month period.

Research and development expenditures decreased $205,400 (55%) and $281,200 (78%) for the quarter and six months, respectively, as we reduced staffing. In addition, there were higher prototype expenses in the prior fiscal year. Sales, general, and administrative expenditures decreased $38,500 (11%) and $59,800 (10%) for the quarter and six months of fiscal 2011, respectively, compared to the same periods of fiscal 2010. Unfortunately, there are many fixed operating expenses that we cannot reduce any further.

As a result of the similar net revenues being offset by reductions in expenses, we had a reduced net loss of $104,500 for the second quarter of fiscal 2011 compared to a net loss of $418,400 in the same quarter of fiscal 2010. However, for the six month period, lower revenues in the first fiscal quarter of 2011 resulted in a net loss of $511,000 compared to $334,800 for the same period of fiscal 2010.

Comparison of Fiscal Years Ended September 30, 2010 and 2009

Net revenues for fiscal 2010 decreased 27 percent from $3,013,200 in fiscal 2009 to $2,193,300. This decrease was the result of the digital cinema project declining in fiscal 2010, with military purchases partially offsetting the decrease.

Cost of revenues for fiscal 2010 decreased 13 percent from $1,268,800 in fiscal 2009 to $1,110,000. This decrease is due to the decline in net revenues; however, the cost of revenues did not decrease as much as the net revenues due to certain fixed costs.

Research and development (R&D) expenses decreased 14 percent from $1,159,300 in fiscal 2009 to $997,700 in fiscal 2010. This decrease is the result of further salary and staffing cuts. However, as a percent of net revenues, R&D expenses actually increased in fiscal 2010 compared to fiscal 2009. This is mainly due to the decline in net revenues. During fiscal 2010, we capitalized development costs for test software aggregating $351,500, which reduced our R&D expenses.

Selling, general and administrative expenses decreased 13 percent from $1,399,800 in fiscal 2009 to $1,211,500 in fiscal 2010. These reductions are due to salary cuts and reductions of other operating costs where possible.

Other income for fiscal 2010 consisted of the receipt of unclaimed property from the State of California aggregating $44,200.

For fiscal 2010, the decreases in expenses did not offset the decrease in net revenues, resulting in 34 percent increase to our net loss from $811,300 in fiscal 2009 to $1,084,500.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of our financial condition and the results of operations are based upon the financial statements included in this report and the data used to prepare them. The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America and we are required to make judgments, estimates, and assumptions in the course of such preparation. The Summary of Accounting Policies included with the financial statements describes the significant accounting policies and methods used in the preparation of the financial statements. On an ongoing basis, we reevaluate our judgments, estimates, and assumptions, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventories, and valuation of long-lived assets. We base our judgments and estimates on historical experience, knowledge of current conditions, and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates under different assumptions or conditions. The following are the critical accounting policies we believe are affected by significant judgments, estimates, and assumptions used in the preparation of the financial statements.

Revenue Recognition

Revenue is generally recognized upon shipment of product. Sales to distributors are made pursuant to agreements that provide the distributors certain rights of return and price protection on unsold merchandise. Revenues from such sales are recognized upon shipment, with a provision for estimated returns and allowances recorded at that time, if applicable. While distributors are allowed to return items for stock rotation, they are required to place an order of equal or greater value at the same time. As we historically do not have material returns, there is no allowance for returns recorded. Because we do not change our pricing of products more than once a year, there have not been any pricing issues in the past several years; therefore, there is no allowance for price protection recorded.

Allowance for Doubtful Accounts

We establish a general allowance for doubtful accounts based on analyzing historical bad debts, specific customer creditworthiness, and current economic conditions. Historically, we have not experienced significant losses related to receivables.

Inventories

We write down our inventories for lower of cost or market reserves, aged inventory reserves, and obsolescence reserves. As a result of production requirements and constraints, we are often required to estimate the sales expectations for the entire life cycle of a product (which can be ten or more years) and purchase materials upfront. If actual product demand or selling prices are less favorable than estimated, additional inventory write-downs may be required in the future. Conversely, if demand increases for product types that have been fully reserved, future margins may be higher.

Capitalized Software Costs

Internal test computer software development costs are capitalized as incurred during the application development stage. The capitalized software costs are classified as other assets and are amortized on a straight-line basis over the shorter of the related expected product life cycle or five years, with amortization beginning when production parts are in process.

Long-Lived Assets

Long-lived assets, including property and equipment, goodwill, and other intangible assets, are assessed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, or whenever management has committed to a plan to dispose of the assets. Such assets are carried at the lower of book value or fair value as estimated by management based on appraisals, current market value, and comparable sales value, as appropriate. Assets to be held and used affected by such impairment loss are depreciated or amortized at their new carrying amounts over the remaining estimated life; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization. In determining whether an impairment exists, we use undiscounted future cash flows without interest charges compared to the carrying value of the assets.

Deferred Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax benefits are subject to a valuation allowance when we are unable to conclude that our deferred income tax assets will more likely than not be realized from the results of operations. We have recorded a valuation allowance to reflect the estimated amount of deferred income tax assets that may not be realized. The ultimate realization of deferred income tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making this assessment.

Based on the historical taxable income and projections for future taxable income over the periods in which the deferred tax assets become deductible, management believes it more likely than not that we will not realize benefits of these deductible differences as of September 30, 2010, nor as of March 31, 2011. Accordingly, we have established a valuation allowance against our net deferred income tax assets as of September 30, 2010 and as of March 31, 2011.

Impact of New Financial Accounting Standards

In January 2010, the Financial Accounting Standards Board issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. In the first quarter of 2010, we adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers. Beginning in the first quarter of 2011, these amended standards will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). These amended standards do not affect our statements of operations or balance sheets.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with our independent public accountant in regards to accounting and financial disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

As of July 13, 2011, the current directors and executive officers of LOGIC Devices Incorporated who will serve until the next annual meeting of shareholders or until their successors are elected or appointed and qualified, are set forth below:

Name	Age	Position
Howard L. Farkas	86	Chairman of the Board; Chairman of the Audit Committee and of the Nominating and Corporate Governance Committee
James T. Hooper	76	Director
Hal Shoemaker	65	Director
Robert C. Stanley	59	Director; Chairman of the Compensation Committee
William J. Volz	63	President, Chief Executive Officer, and Director
Kimiko Milheim	41	Chief Financial Officer and Corporate Secretary

Background information about LOGIC Devices's officers and directors is as follows:

Howard L. Farkas has been a director since our inception. Mr. Farkas is President of Farkas Group, Inc., a company that provides management services to various business interests. He is the sole owner, chairman, president and managing broker of Windsor Gardens Realty, Inc., a residential real estate brokerage company which he co-founded in 1964. He serves as director and chairman of the audit committee for Synthetech, Inc., a public chemical research and manufacturing company whose products are used extensively in new drug research; as an outside director in privately-held Northwestern Engineering Company; and as a director/manager for a number of privately-held oil and gas exploration and development companies owned by himself and family members.

James T. Hooper retired as Director of Quality Engineering for the Manufacturing Services Group of Advanced Micro Devices, and has additional quality and manufacturing experience with Fairchild Semiconductor Corporation, Omnex Corporation, and Supertex Corporation. Through his firm, Hooper's Contract Management Services, Mr. Hooper develops and provides quality management systems for semiconductor-related industries. Mr. Hooper consulted with LOGIC Devices from January 2008 through February 2010 as our Director of Quality to oversee our ISO 9001 and Mil-PRF-38535 certifications.

Hal Shoemaker is a principal of Cumulative Technologies Corporation, which markets semiconductor packaging equipment, materials, and services. He has extensive sales and marketing experience related to semiconductor manufacturing materials and equipment. His experience includes sales of specialty and precious metals while at the Sel-Rex-OMI division of Occidental Petroleum. He was previously a vice president and director at specialty semiconductor packaging manufacturer, Hestia Technologies, Inc.

Robert Stanley has been a member of the New York Mercantile Exchange (now CME Group) since 1980. He is on the board of directors for the Fountain Valley School of Colorado, has been a committee chairman for the National Kidney Foundation, and has owned various businesses.

William J. Volz is one of our founders and has been a director since our inception. Mr. Volz has been President and Chief Executive Officer since December 1987. He served as our Vice President of Engineering from August 1983 to December 1987.

Kimiko Milheim is our Chief Financial Officer and Corporate Secretary. She joined us in November 1999 (served as a consultant during a brief period of fiscal 2004 and 2007 before returning as an employee). Ms. Milheim is a Certified Public Accountant, with an M.B.A. degree from the University of California, Irvine. Prior to joining us, she was General Accounting Manager at ArthroCare Corporation, an Audit Manager at BDO Seidman, LLP, and an In-Charge Accountant with the Office of the California State Auditor.

DIRECTOR INDEPENDENCE

Our Board of Directors undertook a review of director independence in March 2011 as to all of the five directors then serving. As part of that process, our Board reviewed all transactions and relationships between each director (or any member of his immediate family) and LOGIC, our executive officers, and our auditors, and other matters bearing on the independence of directors. As a result of this review, our Board affirmatively determined that all of the directors, except Mr. Volz, are independent as defined by the Nasdaq Marketplace Rules. Mr. Volz is not independent under the Nasdaq Marketplace Rules because he is employed by LOGIC and he serves as our President and Chief Executive Officer.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Compensation Committee of our Board of Directors oversees our compensation and policies, our compensation levels, including reviewing and approving equity awards to our executive officers, and reviews and recommends annually for approval by our Board of Directors all compensation decisions relating to our executive officers.

Compensation Philosophy

Our executive compensation policies are designed to attract, retain, and motivate qualified executives by providing them with a competitive total compensation package based in large part on the executive's contribution to our financial and operational success and the executive's personal performance. We believe that total compensation paid to our executives should be fair, reasonable, and competitive. Accordingly, each executive officer's compensation package may be comprised of three elements: base salary, which is determined on the basis of the individual's position and responsibilities, the level of the individual's performance, and the financial performance of our Company; incentive performance awards payable in cash and tied to the achievement of performance goals; and long-term stock incentive awards designed to strengthen the mutuality of interest between executive officers and our shareholders. In certain periods, the compensation of executive officers is also affected by our internal conditions and our external market position.

Use of Compensation Consultants and Role of Management

For fiscal 2010, the Compensation Committee did not use the services of a compensation consultant. For fiscal 2010, the Compensation Committee reviewed surveys, reports, and other market data compiled by Equilar Inc., against which it measured the competitiveness of our compensation programs to other companies within our industry with comparable revenues.

The Compensation Committee makes all compensation decisions for the executive officers and approves recommendations regarding equity awards to all executive officers. The Compensation Committee solicits input from our Chief Executive Officer regarding the duties, responsibilities, and performance of the other executive officer and the results of performance reviews. The conclusions reached and recommendations based on these reviews, including with respect to the salary adjustments and annual award amounts, are presented to the Compensation Committee, who can exercise their discretion in modifying any recommended adjustments or awards to executive officers.

Executive Compensation Components

Our typical executive compensation components include base salary and variable bonus awards. The base salary of an executive officer at our Company is established primarily on the bases of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at comparable companies, and the incentives necessary to attract and retain qualified management. We attempt to set the base salary each year to take into account the individual's performance and to maintain a competitive salary structure. During their review of base salaries for executive officers, the Compensation Committee primarily considers market data, the individual performance of each executive officer, and an internal review of the executive officer's compensation, both individually and relative to other executive officers.

The Compensation Committee has the latitude to provide cash bonus awards and long-term stock option awards based on the achievement of Company objectives and performance goals.

Options have and will in the future be awarded at the closing price of our common stock on the date of the grant, as determined by the market on which our common stock is traded. The Compensation Committee has never granted options with an exercise price that is less than the closing price of our common stock on the date of grant, nor has it granted options that are priced on a date other than the grant date.

Options granted vest at a rate of 25% on the date of grant, and 25% per year over the next three years of the ten-year option term. Vesting and exercise rights cease three months after termination of employment, except in the case of death (subject to a one-year limitation) or disability (Compensation Committee has the right to extend the three-month period by an additional nine months). Prior to the exercise of an option, the holder has no rights as a shareholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

Our practice has been to extend fringe benefits to all of our employees, with no special treatment for our executive officers. Our goal is to provide a benefit package of equal or higher aggregate value than offered by comparable companies with which we compete. Such benefits include paid vacations and holidays, 401(k) retirement plans, health savings accounts, tuition reimbursement, and health, life, and dental insurance. We believe these benefits help us attract and retain employees.

Employment and Other Agreements

We do not have employment, severance, or change of control agreements with our executive officers.

Summary Compensation Table

The following table shows information concerning compensation paid during the last two fiscal years ended September 30, to our Chief Executive Officer and Chief Financial Officer. We do not have any other executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Other Compensation ($)	Total ($)
William J. Volz	2010	144,500	–	–	–	–	144,500
President and	2009	160,800	–	–	–	–	160,800
Chief Executive Officer							
Kimiko Milheim	2010	130,400	–	–	–	–	130,400
Chief Financial Officer	2009	135,200	–	–	–	–	135,200

There is no information shown for Stock Awards and Change in Pension Value and Nonqualified Deferred Compensation Earnings as the executive officers did not receive these forms of compensation during the last two fiscal years.

Equity Awards

Our named executive officers do not hold any equity awards and were not granted any equity awards during the fiscal year ended September 30, 2010.

Director Compensation

None of our directors were compensated in cash fees by us during the fiscal year ended September 30, 2010. Historically, each of our non-employee directors receives an automatic grant of an option to purchase 15,000 shares of our common stock upon election or re-election to our Board of Directors as stipulated in the terms of the LOGIC Devices Incorporated Amended and Restated 1998 Director Stock Incentive Plan (the "Directors' Plan"). These options vest immediately and have a five-year term. Directors are reimbursed for expenses incurred in connection with attending meetings of our Board and Board Committees.

For the fiscal year ended September 30, 2010, Mr. Farkas received the automatic option grant of 15,000 shares under the Directors' Plan, which was valued at the time at $12,700. Mr. Hooper, Mr. Shoemaker, and Mr. Stanley were appointed to the Board of Directors in September 2010, rather than elected by shareholders, and therefore were not eligible to receive any options due to their appointments. They will be eligible to receive the automatic option grant of 15,000 shares upon successful re-election to the Board.

Compensation Committee Interlocks and Insider Participation

Mr. Steven Settles served as Chairman of our Compensation Committee until his resignation from the Board on August 4, 2010. Robert C. Stanley was appointed to the Board on September 15, 2010 and was appointed as succeeding Chairman on November 17, 2010. The current members of the Compensation Committee are Mr. Stanley, Mr. Farkas, Mr. Hooper, and Mr. Shoemaker.

Other than Mr. Hooper, no member of our Compensation Committee at any time during the last fiscal year, or prior to the last fiscal year, was an officer or employee of our Company. Mr. Hooper consulted as our Director of Quality from January 2008 through February 2010 and oversaw our ISO 9001 and Mil-PRF-38535 certifications.

Other than Mr. Farkas and Mr. Stanley, no member of our Compensation Committee had any relationship with us that would be required to be disclosed as a related person transaction. As of July 12, 2011, we have raised $200,000 through private placements to Mr. Farkas in exchange for 309,576 shares of our common stock, and raised $50,000 through private placements with Mr. Stanley in exchange for 61,111 shares of our common stock. Before we would consider entering into any other transactions in which any executive officer, director, nominee or any family member of the foregoing would have any direct or indirect interest, regardless of the amount involved, the terms of such transaction would have to be presented to our Board of Directors (other than any interested director) for approval.

During the fiscal year ended September 30, 2010, none of our executive officers:

- served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our Compensation Committee;

- served as a director of another entity, one of whose executive officers served as a member of our Compensation Committee; or

- served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the amount and percentage of our outstanding common stock beneficially owned by each director, each nominee for director, each executive officer named in the Summary Compensation Table, persons or groups who beneficially own more than 5% of our outstanding common stock, and all of our executive officers and directors, as a group, as of June 27, 2011.

Officers and Directors

Name and address of beneficial owner (1)	Nature of beneficial ownership	Amount of Beneficial Ownership (2)	Percent of Shares Beneficially Owned (2)
Howard L. Farkas (3)	Chairman of the Board	574,576	7.3%
James T. Hooper (4)	Director	17,500	*
Hal Shoemaker (5)	Director	15,000	*
Robert C. Stanley (6)	Director	76,111	*
William C. Volz (7)	President, Chief Executive Officer, and Director	1,331,571	17.1%
Kimiko Milheim	Chief Financial Officer and Corporate Secretary		*
All directors and executive officers as a group (6 persons)		2,014,758	25.5%

* Percentage of shares beneficially owned does not exceed one percent of issued and outstanding shares of stock.

(1)   Unless otherwise stated, the address of each beneficial owner listed on the table is c/o LOGIC Devices Incorporated, 1375 Geneva Drive, Sunnyvale, CA 94089.

(2)   On June 27, 2011, we had 7,794,839 shares of common stock issued and outstanding. In computing percentage ownership of a person, shares of common stock subject to stock options and warrants held by that person that are currently exercisable or vested or which will become exercisable or vest within 60 days of June 27, 2011 are also deemed outstanding and included in the amount of beneficial ownership. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3)   Mr. Farkas is Chairman of the Board. Mr. Farkas beneficially owns 574,576 shares of common stock. The amount includes 75,000 shares of common stock that are issuable upon the exercise of options, which are exercisable within 60 days of June 27, 2011.

(4)   Mr. Hooper is a member of our Board of Directors. Mr. Hooper beneficially owns 17,500 shares of common stock issuable upon exercise of options, which are exercisable within 60 days of June 27, 2011.

(5)   Mr. Shoemaker is a member of our Board of Directors. Mr. Shoemaker beneficially owns 15,000 shares of common stock issuable upon exercise of options, which are exercisable within 60 days of June 27, 2011.

(6)   Mr. Stanley is a member of our Board of Directors. Mr. Stanley beneficially owns 76,111 shares of common stock. The amount includes 15,000 shares of common stock that are issuable upon the exercise of options, which are exercisable within 60 days of June 27, 2011.

(7)   Mr. Volz is our President, Chief Executive Officer, and a member of our Board of Directors. Mr. Volz beneficially owns 1,331,571 shares of common stock.

Stockholder Known by Us to Own Over 5% of Our Common Stock

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of Shares Beneficially Owned (1)
Steven J. Revenig as Trustee of the Farkas Trusts (2) 1873 South Bellaire Street, Suite 1000 Denver, Colorado 80222	624,305	8.0%

(1) On June 27, 2011, we had 7,794,839 shares of common stock outstanding.

(2) Consists of 14 irrevocable trusts administered by Mr. Revenig, an independent trustee, the beneficiaries of which consist of Mr. Farkas and members of his family. Mr. Farkas disclaims any beneficial ownership of the shares held by Mr. Revenig, as trustee of the Farkas Trusts.

Outstanding Options

The only outstanding options to purchase shares of our common stock are the options granted to our employees and directors. We had 258,000 outstanding options as of March 31, 2011.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the position of our equity compensation plans as of March 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#)	Weighted-average exercise price of outstanding options, warrants, and rights ($/sh)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by security holders	258,000	$1.186	1,105,000
Equity compensation plans not approved by security holders	–		–
Total	258,000	$1.186	1,105,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal year ended September 30, 2009, we did not enter into any transaction in which we were a participant and the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year-end for the three fiscal years prior to 2009, and in which any executive officer, any director, any nominee for director or any family member of the foregoing had or will have a direct or indirect material interest.

During the fiscal year ended September 30, 2010 and through July 12, 2011, we have raised $675,000 through related party private placements of 975,401 shares of our common stock. The transactions are as follows:

Name	Number of Shares	Average Selling Price	Amount Invested
Howard L. Farkas, Chairman of the Board	309,576	$0.65	$200,000
William J. Volz, President, Chief Executive Officer and Director	604,714	$0.70	$425,000
Robert C. Stanley, Director	61,111	$0.82	$50,000
Total	975,401		$675,000

These shares have not been registered with the SEC. However, the Company's Chairman of the Board, President, and director received demand registration rights, subject to certain limitations, and unlimited piggyback registration rights, with respect to the shares. The Company is only obligated to use its best efforts to obtain an effective registration statement.

In addition to the above described private placements, Mr. Volz has entered into working capital bridge loans with us, totaling $55,000. The loans are due on demand and non-interest bearing.

Before we would consider entering into any other transactions in which any executive officer, director, nominee or any family member of the foregoing would have any direct or indirect interest, regardless of the amount involved, the terms of such transaction would have to be presented to our Board of Directors (other than any interested director) for approval.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for us by the law firm of Trombly Business Law, P.C., Newton, Massachusetts. Ms. Trombly, Principal of Tromby Business Law, will not receive a direct or indirect interest in the small business issuer and has never been a promoter, underwriter, voting trustee, director, officer, or employee of our company. Nor does Ms. Trombly have any contingent based agreement with us or any other interest in or connection to us.

EXPERTS

The September 30, 2010 and 2009 financial statements included in this prospectus have been audited by Hein & Associates LLP, an independent registered public accounting firm, and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Hein & Associates LLP has no direct or indirect interest in us, nor were they a promoter or underwriter.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
LOGIC Devices Incorporated
Sunnyvale, California

We have audited the accompanying balance sheets of LOGIC Devices Incorporated as of September 30, 2010 and 2009, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LOGIC Devices Incorporated as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Summary of Accounting Policies to the financial statements, the Company has suffered recurring losses from operations and requires additional funds to maintain its operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the Summary of Accounting Policies to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Hein & Associates LLP

Irvine, California
December 23, 2010

LOGIC Devices Incorporated

Balance Sheets

	September 30, 2010	*September 30, 2009*
ASSETS		
Current assets:		
Cash and cash equivalents	$ 241,600	$1,238,400
Accounts receivable	176,600	359,300
Inventories	963,600	1,077,700
Prepaid expenses and other current assets	63,700	69,700
Total current assets	1,445,500	2,745,100
Property and equipment, net	941,600	816,400
Capitalized software, net	351,500	–
Other assets, net	22,100	22,100
	$2,760,700	$3,583,600
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 85,400	$ 81,200
Accrued payroll, vacation and bonuses	132,100	122,900
Accrued commissions	13,300	20,100
Other accrued expenses	–	55,500
Total current liabilities	230,800	279,700
Deferred rent	50,600	42,700
Total liabilities	281,400	322,400
Commitments and contingencies (Note 4)		
Shareholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized;		
5,000 designated as Series A, 0 shares issued and outstanding	–	–
70,000 designated as Series B, 0 shares issued and outstanding	–	–
Common stock, no par value; 10,000,000 shares authorized;		
7,176,581 and 6,814,438 shares issued and outstanding, respectively	18,796,200	18,543,200
Additional paid-in capital	211,700	162,100
Accumulated deficit	(16,528,600)	(15,444,100)
Total shareholders' equity	2,479,300	3,261,200
	$2,760,700	$3,583,600

See accompanying Summary of Accounting Policies and Notes to Financial Statements.

Statements of Operations

	For fiscal years ended September 30,	
	2010	*2009*
Net revenues	$2,193,300	$3,013,200
Cost of revenues	1,110,000	1,268,800
Gross margin	1,083,300	1,744,400
Operating expenses:		
Research and development	997,700	1,159,300
Selling, general and administrative	1,211,500	1,399,800
Total operating expenses	2,209,200	2,559,100
Operating loss	(1,125,900)	(814,700)
Other (income) expense, net:		
Interest income	(100)	(10,300)
Other (income) expense, net	(44,200)	6,000
Total other (income) expense, net	(44,300)	(4,300)
Loss before provision for income taxes	(1,081,600)	(810,400)
Provision for income taxes	2,900	900
Net loss	$(1,084,500)	$ (811,300)
Basic loss per common share	$(0.16)	$(0.12)
Basic weighted average common shares outstanding	6,816,521	6,814,438

See accompanying Summary of Accounting Policies and Notes to Financial Statements.

Statement of Shareholders' Equity

	Common Stock		Additional Paid-In	Other Comprehensive	Accumulated	
	Shares	*Amount*	*Capital*	*Loss*	*Deficit*	*Total*
Balances, September 30, 2008	6,814,438	$18,543,200	$155,600	$(30,600)	$(14,632,800)	$4,035,400
Grants of director common stock options	–	–	6,500	–	–	6,500
Unrealized gain on available-for-sale securities	–	–	–	30,600	–	30,600
Net loss	–	–	–	–	(811,300)	(811,300)
Balances, September 30, 2009	6,814,438	18,543,200	162,100	–	(15,444,100)	3,261,200
Grants of director common stock options	–	–	38,100	–	–	38,100
Exercise of employee common stock options	5,000	3,000	–	–	–	3,000
Vesting of employee common stock options	–	–	11,500	–	–	11,500
Private placement of common stock	357,143	250,000	–	–	–	250,000
Net loss	–	–	–	–	(1,084,500)	(1,084,500)
Balances, September 30, 2010	7,176,581	$18,796,200	$211,700	$ –	$(16,528,600)	$2,479,300

See accompanying Summary of Accounting Policies and Notes to Financial Statements.

Statements of Cash Flows

| | For fiscal years ended September 30, | |
	2010	2009
Cash flows from operating activities:		
Net loss	$(1,084,500)	$ (811,300)
Adjustments to reconcile net loss to net cash (used in)		
provided by operating activities:		
Depreciation	296,400	322,300
Vesting of common stock options	49,600	6,500
Write-down of inventory	–	406,700
Loss on disposal of capital equipment	–	49,400
Deferred rent	7,900	16,200
Change in operating assets and liabilities:		
Accounts receivable	182,700	298,900
Inventories	114,100	(59,700)
Prepaid expenses and other current assets	6,000	67,100
Accounts payable	4,200	(75,100)
Accrued payroll and vacation	9,200	(3,300)
Accrued commissions	(6,800)	4,100
Other accrued expenses	(55,500)	39,500
Net cash (used in) provided by operating activities	(476,700)	261,300
Cash flows from investing activities:		
Purchases of available-for-sale securities	–	–
Sales of available-for-sale securities	–	975,000
Capital expenditures	(421,600)	(310,300)
Capitalized test software	(351,500)	–
Net cash provided by (used in) investing activities	(773,100)	664,700
Cash flows from financing activities:		
Proceeds of bank borrowings	–	975,000
Repayment of bank borrowings	–	(975,000)
Proceeds of common stock private placement	250,000	–
Exercise of employee stock options	3,000	–
Net cash provided by financing activities	253,000	–
Net (decrease) increase in cash and cash equivalents	(996,800)	926,000
Cash and cash equivalents, beginning	1,238,400	312,400
Cash and cash equivalents, ending	$ 241,600	$1,238,400

See accompanying Summary of Accounting Policies and Notes to Financial Statements.

The Company and Nature of Business

LOGIC Devices Incorporated (the "Company") develops and markets high-performance integrated circuits. The Company's products include chips that are used in digital communications, broadcast and medical imaging processing applications, instrumentation, and smart weapons systems. The Company markets its products worldwide, such that 71 percent of the Company's net revenues in fiscal 2010 were derived from original equipment manufacturers, while sales through distributors accounted for approximately 29 percent of net revenues. Approximately 74 percent of the Company's fiscal 2010 net revenues were from domestic sales and approximately 26 percent from foreign sales.

Basis of Presentation

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. We have incurred operating losses in the past four years and require additional funds to maintain our operations. The Company's continuance of operations is contingent on raising additional working capital, and on the increase of revenues from new product introductions. Accordingly, these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently negotiating with several parties to provide debt and equity financing sufficient to finance corporate operations and provide working capital for the next twelve months. Although there is no assurance that management's plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue operating as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, available-for-sale securities, accounts receivable, and accounts payable approximate fair value because of the short maturity of these items.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company establishes a general allowance for doubtful accounts based on its analysis of historical bad debts, specific customer creditworthiness, and current economic conditions. Historically, the Company has not experienced significant losses related to receivables. At September 30, 2010 and 2009, the Company determined that no allowance for doubtful accounts was necessary.

Inventories

Inventories of raw materials, works-in-process, and finished goods are stated at the lower of cost (first-in, first-out) or market. Cost includes the purchase price of parts, assembly costs, and overhead.

Property and Equipment

Property and equipment are stated at cost. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements and assets held under capital lease are amortized on a straight-line basis over the shorter of the lease terms or the estimated lives of the assets. Certain tooling costs are capitalized by the Company and are amortized on a straight-line basis over the shorter of the related product life cycle or five years. Upon disposition, the cost and related accumulated depreciation or accumulated amortization is removed from the accounts and the resulting gain or loss is reflected in income for the period.

Capitalized Software Costs

Internal test computer software development costs are capitalized as incurred during the application development stage. The capitalized software costs are classified as other assets and are amortized on a straight-line basis over the shorter of the related expected product life cycle or five years, with amortization beginning when production parts are in process.

Revenue Recognition

Revenue is generally recognized upon shipment of product. Sales to distributors are made pursuant to agreements that provide the distributors certain rights of return and price protection on unsold merchandise. Revenues from such sales are recognized upon shipment, with a provision for estimated returns and allowances recorded at that time, if applicable. While distributors are allowed to return items for stock rotation, they are required to place an order of equal or greater value at the same time. As the Company historically does not have material returns, there is no allowance for returns recorded. Because the Company does not change its pricing of products more than once a year, there have not been any pricing issues in the past several years; therefore, there is no allowance for price protection recorded.

Research and Development Costs

Research and development costs are expensed to operations as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed to cost of revenues as incurred.

Income Taxes

Deferred income tax assets and liabilities are recognized based on the temporary differences between the financial statement and income tax basis of assets, liabilities, and net operating loss and tax credit carryforwards using enacted tax rates. Valuation allowances are established for deferred tax assets to the extent of the likelihood that the deferred tax assets may not be realized.

Income (Loss) Per Common Share

Basic income (loss) per share is calculated by dividing net income or loss by the weighted average common shares outstanding during the period. Diluted income (loss) per share reflects the net incremental shares that would be issued if dilutive outstanding stock options were exercised, using the treasury stock method. In the case of a net loss, no incremental shares would be issued because they are antidilutive. Stock options with exercise prices above the average market price during the period are also antidilutive.

There were 363,500 and 310,500 common stock options outstanding at September 30, 2010 and 2009, respectively. These options were not considered in calculating diluted net loss per common share as their effect would have been antidilutive. As a result, for fiscal 2010, and 2009, the Company's basic and diluted net loss per common share is the same.

Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are assessed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, or whenever management has committed to a plan to dispose of the assets. Such assets are carried at the lower of book value or fair value as estimated by management based on appraisals, current market value, and comparable sales value, as appropriate. Assets to be held and used affected by such impairment loss are depreciated or amortized at their new carrying amounts over the remaining estimated lives; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization. In determining whether an impairment exists, the Company uses undiscounted future cash flows without interest charges compared to the carrying value of the assets.

Share-based Payments

The Company issues common stock options to its employees, certain consultants, and certain of its board members. The Company measures the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which services are provided in exchange for the award, known as the requisite service period (usually the vesting period).

In calculating compensation related to stock option grants, the fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2010	*2009*
Dividend yield	None	None
Expected volatility	133.3%	148.2%
Expected forfeiture rate	32%	10%
Risk-free interest rate	1.3%	1.5%
Expected term (years)	4.0	4.0

The computation of expected volatility used in the Black-Scholes option-pricing model is based on the historical volatility of our share price. The expected term is estimated based on a review of historical exercise behavior with respect to option grants.

Segment Reporting

The Company is organized in a single operating segment for purposes of making operating decisions and assessing performance. The president (the chief operating decision maker) evaluates performance, makes operating decisions, and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

Impact of New Financial Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. In the first quarter of 2010, we adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers. Beginning in the first quarter of 2011, these amended standards will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). These amended standards do not affect our statements of operations or balance sheets.

1.   **Inventories**

A summary of inventories follows:

	September 30, 2010	September 30, 2009
Raw materials	$ 92,100	$ 38,700
Work-in-process	181,300	194,800
Finished goods	690,200	844,200
	$ 963,600	$1,077,700

2.   **Property and Equipment**

A summary of property and equipment follows:

	September 30, 2010	September 30, 2009
Equipment	$1,208,300	$1,187,500
Tooling costs	934,200	535,800
Leasehold improvements	197,200	194,700
	2,339,700	1,918,000
Less accumulated depreciation	1,398,000	1,101,600
	$ 941,700	$ 816,400

Depreciation expense for fiscal 2010 and 2009 was $296,400 and $322,300, respectively.

3.   **Capitalized Software**

During fiscal 2010, the Company capitalized test software development costs totaling $351,500 for products that are in the application development stage. There was no amortization expense related to capitalized software during fiscal 2010 and 2009. There was no capitalization of test software development costs in fiscal 2009.

4.   **Share-Based Compensation**

The Company issues options to purchase common stock to its employees, certain consultants, and certain of its board members. Options are generally granted with an exercise price equal to the closing market value of a common share at the date of grant, have five- to ten-year terms and typically vest over periods ranging from immediately to three years from the date of grant. There are 1,070,000 authorized shares remaining for granting of future options.

The estimated fair value of equity-based awards, less expected forfeitures, is amortized over the awards' vesting period on a straight-line basis. Share-based compensation expense recognized in the statements of operations for fiscal years ended September 30, 2010 and 2009 related to common stock options was $49,600 ($0.73 per share) and $6,500 ($0.12 per share), respectively. The Company did not record income tax benefits related to the equity-based compensation expense as deferred tax assets are fully offset by a valuation allowance.

A summary of nonvested shares at September 30, 2010 and changes during the fiscal year then ended follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested shares at October 1, 2009	33,750	$0.60
Granted	90,000	$1.38
Vested	(67,500)	$1.31
Forfeited/Expired	–	–
Nonvested shares at September 30, 2010	56,250	$1.01

A summary of changes in common stock options outstanding under the equity-based compensation plans for the fiscal years ended September 30, 2009 and 2008 follows:

	Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2008	337,500	$1.595	2.57	$ –
Granted	90,000	$0.53		
Exercised	–	–		
Forfeited/Expired	(73,000)	$1.958		
Outstanding at September 30, 2009	354,500	$1.250	3.38	$32,400
Granted	90,000	$1.376		
Exercised	(5,000)	$0.60		$3,000
Forfeited/Expired	(76,000)	$1.458		
Outstanding at September 30, 2010	363,500	$1.246	3.97	$13,900
Exercisable at September 30, 2010	307,250	$1.293	3.06	$11,900
Exercisable at September 30, 2009	320,750	$1.318	2.71	$22,600

The weighted average fair value of options granted during the fiscal years ended September 30, 2010 and 2009 was $1.03 and $0.29, respectively. As September 30, 2010, there was $31,100 of total unrecognized compensation cost related to nonvested options granted under the plans. That cost is expected to be recognized over the next three years. The total fair value of options vested during the fiscal years ended September 30, 2010 and 2009 was $49,600 and $6,500, respectively.

5. **Shareholders' Equity and Related Party Transaction**

On September 29, 2010, the Company raised $250,000 from the private placement of 357,143 shares of Common Stock to the Company's President. These shares have not been registered with the SEC. However, the Company's president received demand registration rights, subject to certain limitations, and unlimited piggyback registration rights, with respect to the shares. The Company is only obligated to use its best efforts to obtain an effective registration statement.

6. **Commitments and Contingencies**

Leases

The Company leases its facilities under an operating lease, which requires the Company to pay certain maintenance and operating expenses, such as taxes, insurance, and utilities. Rent expense under the various leases was $239,300 for fiscal 2010 and 2009.

A summary of future minimum payments required under non-cancelable operating leases with terms in excess of one year, follows:

	Amount
Fiscal years ending:	
September 30, 2011	$239,700
September 30, 2012	248,100
September 30, 2013	257,300
Thereafter	242,800
	$987,900

Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Company.

7. **Provisions for Income Taxes**

The provision for income taxes for fiscal 2010 and 2009 includes a current state expense of $2,900 and $900, respectively. The following summarizes the difference between the income tax expense and the amount computed by applying the Federal income tax rate of 34 percent in fiscal 2010 and 2009, to the loss before taxes:

	2010	*2009*
Federal income tax benefit at statutory rate	$(367,700)	$(275,500)
Tax credit carryforwards originated in current year	(46,400)	(33,000)
State tax benefit, net of federal tax benefit	(60,400)	(46,800)
Adjustment of prior year net operating loss carryforwards before valuation allowance	2,600	10,700
Valuation allowance	474,800	341,200
Other, net	–	4,300
	$2,900	$900

Deferred tax assets and liabilities comprise the following:

	September 30, 2010	September 30, 2009
Deferred tax assets:		
Net operating loss carryforwards	$8,783,000	$8,416,200
Tax credit carryforwards	735,300	634,900
Gross deferred tax assets	9,518,300	9,051,100
Deferred tax liabilities:		
State tax benefit	(618,300)	(581,300)
Other	(21,000)	(41,300)
Net deferred tax assets	8,879,000	8,428,500
Valuation allowance	(8,879,000)	(8,428,500)
Net deferred taxes	$ –	$ –

The valuation allowance increased $450,500 from fiscal 2009 to fiscal 2010. This was the result of an increase in the net deferred tax assets, primarily net operating loss carryforwards (NOLs), partially offset by the increase in the state tax benefit liability. Because the Company's management is unable to determine whether it is more likely than not that the net deferred tax assets will be realized, the Company continues to record a 100 percent valuation against the net deferred tax assets.

As of September 30, 2010, the Company has Federal and State NOLs totaling approximately $21,687,400 and $15,942,400, respectively, available to offset future taxable income. These NOLs expire at various times through 2029 and 2019, respectively. The Company also has Federal and State research and development credit carryforwards totaling approximately $277,000 and $114,700, respectively, expiring at various times through 2029. The Company has state manufacturing tax credit carryforwards totaling approximately $289,600, which expire at various times through 2012.

Utilization of the Company's net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration or elimination of the net operating loss and tax credit carryforwards before utilization.

We adopted authoritative guidance related to accounting for uncertain tax positions on October 1, 2007. As of the date of adoption, the Company had no unrecognized income tax benefits. Should the Company incur interest and penalties relating to tax uncertainties, such amounts would be classified as a component of interest expense and operating expense, respectively.

At September 30, 2010, the Company no increase or decrease in unrecognized income tax benefits for the fiscal year and there was no accrued interest or penalties relating to tax uncertainties at September 30, 2010. Unrecognized income tax benefits are not expected to increase or decrease within the next 12 months.

The Company is subject to income tax in the U.S. federal, and California and New Hampshire state jurisdictions. The years still open to audit for the U.S. federal and New Hampshire state jurisdiction are 2007 through 2009, and for the California state jurisdiction are 2006 through 2009. However, because the Company has net operating losses and credits carried forward in both these jurisdictions, certain items attributable to closed tax years are still subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years.

8.   **Major Customers, Major Suppliers, and Export Sales**

Major Customers and Suppliers

For fiscal 2010, three customers account for approximately 22, 16, and 15 percent of net revenues. The 22 percent customer had no outstanding accounts receivable as of September 30, 2010, while the 16 and 15 percent customers had accounts receivable of $22,100 and $17,500, respectively. For fiscal 2009, two customers account for approximately 41 and 32 percent of net revenues, with accounts receivable of $159,400 and $142,000 as of September 30, 2009, respectively.

For fiscal 2010, three suppliers comprised 10 or more percent of the total inventory purchases (48, 24, and 12 percent). For fiscal 2009, three suppliers comprised 10 or more percent of the total inventory purchases (49, 21, and 14 percent).

Export Sales

The following table summarizes export sales information:

	2010	*2009*
Western Europe	$325,600	$225,000
Far East	240,700	180,800
Other	–	–
	$566,300	$405,800

In fiscal 2010 and 2009, no one country accounted for more than 10 percent of net revenues.

9.   **Use of Estimates and Concentrations of Credit Risks**

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates. These estimates are impacted, in part, by the following risks and uncertainties:

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents and available-for-sale securities with high quality financial institutions, and, by policy, limits the amounts of credit exposure to any one financial institution as much as practicable.

A large portion of the Company's accounts receivable have historically been derived from one major class of customer (foreign distributors) with the remainder being spread across many other customers in various electronic industries. The Company believes any risk of accounting loss is significantly reduced due to the diversity of its products, end-customers, and geographic sales areas. The Company performs credit evaluations of its customers' financial condition whenever necessary. The Company generally does not require cash collateral or other security to support customer receivables.

The Company currently is dependent on one primary supplier as its wafer-processing source. If this supply was to be interrupted or the terms were to become unfavorable to the Company, this could have a material adverse impact on the Company's operations.

The Company produces inventory based on orders received and forecasted demand. The Company must order wafers and build inventory well in advance of product shipments. Due to the Company's reliance upon a limited number of suppliers, high levels of inventory are also maintained to protect against a disruption in supply. Because the Company's markets are volatile and subject to rapid technology and price changes, there is a risk that the Company will forecast incorrectly and produce excess or insufficient inventories of particular products. This inventory risk is heightened because many of the Company's customers place orders with short lead times. Demand will differ from forecasts and such differences may have a material effect on actual operations.

10.   Statements of Cash Flows

During fiscal 2009, we paid $1,900 for interest, while there was no interest paid during fiscal 2010. In fiscal 2010 and 2009, the Company paid $2,900 and $900 for income taxes, respectively. There were no non-cash investing and financing activities during fiscal 2010 and 2009.

11.   401(k) Savings Plan

The Company adopted a 401(k) Savings Plan (the "Plan") in September 2005. Employees are able to make voluntary contributions and the Company has the discretion to make matching contributions. The Plan covers all employees meeting certain age and service requirements. The Company funds expenses incurred in connection with the Plan. The Company made no matching contributions in fiscal 2010 and 2009.

12.   Subsequent Events

On November 9, 2010, the Company raised $50,000 from the private placement of 62,500 shares of Common Stock to the Company's Chairman of the Board. On December 6, 2010, the Company raised $50,000 from the private placement of 83,333 shares of Common Stock to the Company's President. On December 9, 2010, the Company raised $50,000 from the private placement of 75,758 shares of Common Stock to the Company's Chairman of the Board. These shares have not been registered with the SEC. However, the Company's President and Chairman of the Board received demand registration rights, subject to certain limitations, and unlimited piggyback registration rights, with respect to the shares. The Company is only obligated to use its best efforts to obtain an effective registration statement.

Unaudited Balance Sheet	*March 31, 2011*	*September 30, 2010*
	(unaudited)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,400	$ 241,600
Accounts receivable	238,000	176,600
Inventories	991,000	963,600
Prepaid expenses and other current assets	153,100	63,700
Total current assets	1,410,500	1,445,500
Property and equipment, net	870,300	941,600
Capitalized software, net	429,100	351,500
Other assets, net	22,100	22,100
	$ 2,732,000	$ 2,760,700
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 206,400	$ 85,400
Accrued payroll and vacation	106,100	132,100
Accrued commissions	17,700	13,300
Other accrued expenses	10,600	–
Total current liabilities	340,800	230,800
Deferred rent	50,700	50,600
Total liabilities	391,500	281,400
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized;		
5,000 designated as Series A, 0 shares issued and outstanding	–	–
70,000 designated as Series B, 0 shares issued and outstanding	–	–
Common stock, no par value; 10,000,000 shares authorized;		
7,655,123 and 7,176,581 shares issued and outstanding, respectively	19,146,200	18,796,200
Additional paid-in capital	233,900	211,700
Accumulated deficit	(17,039,600)	(16,528,600)
Total shareholders' equity	2,340,500	2,479,300
	$ 2,732,000	$ 2,760,700

See accompanying Notes to Interim Financial Statements.

Unaudited Statements of Operations	_For the quarters ended March 31,_	
	_2011_	_2010_
Net revenues	$ 573,400	$ 553,200
Cost of revenues	193,000	243,400
Gross margin	380,400	309,800
Operating expenses:		
Research and development	164,900	370,300
Selling, general and administrative	317,100	355,600
Total operating expenses	482,000	725,900
Operating loss	(101,600)	(416,100)
Other income and expense, net		
Interest expense	(2,900)	–
Other income and expense, net	(2,900)	–
Loss before provision for income taxes	(104,500)	(416,100)
Provision for income taxes	–	2,300
Net loss	$ (104,500)	$ (418,400)
Basic and diluted loss per common share	$ (0.01)	$ (0.06)
Basic and diluted weighted average common shares outstanding	7,604,138	6,814,438

See accompanying Notes to Interim Financial Statements.

Unaudited Statements of Operations	*For the six months ended March 31,*	
	2011	*2010*
Net revenues	$ 778,200	$ 1,655,400
Cost of revenues	311,200	677,500
Gross margin	467,000	977,900
Operating expenses:		
Research and development	360,700	641,900
Selling, general and administrative	614,400	674,200
Total operating expenses	975,100	1,316,100
Operating loss	(508,100)	(338,200)
Other income and expense, net		
Interest income	–	100
Interest expense	(2,900)	–
Other income	–	5,600
Other income and expense, net	(2,900)	5,700
Loss before provision for income taxes	(511,000)	(332,500)
Provision for income taxes	–	2,300
Net loss	$ (511,000)	$ (334,800)
Basic and diluted loss per common share	$ (0.07)	$ (0.05)
Basic and diluted weighted average common shares outstanding	7,444,218	6,814,438

See accompanying Notes to Interim Financial Statements.

Unaudited Statements of Cash Flows	*For the six months ended March 31,*	
	2011	*2010*
Cash flows from operating activities:		
Net loss	$ (511,000)	$ (334,800)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation and amortization	140,500	153,900
Deferred rent	100	4,300
Stock-based compensation	22,200	45,900
Changes in current assets and liabilities:		
Accounts receivable	(61,400)	85,800
Inventories	(27,400)	244,500
Prepaid expenses and other current assets	(89,400)	(22,400)
Accounts payable	121,000	14,300
Accrued payroll and vacation	(26,000)	13,000
Accrued commissions	4,400	2,400
Other accrued expenses	10,600	(41,800)
Net cash (used in) provided by operating activities	(416,400)	165,100
Cash flows from investing activities:		
Capital expenditures	(62,000)	(211,600)
Capitalized test software	(84,800)	–
Net cash used in investing activities	(146,800)	(211,600)
Cash flows from financing activities:		
Proceeds of common stock private placements	350,000	–
Proceeds from bank borrowings	243,300	–
Repayment of bank borrowings	(243,300)	–
Net cash provided by financing activities	350,000	–
Net decrease in cash and cash equivalents	(213,200)	(46,500)
Cash and cash equivalents, beginning	241,600	1,238,400
Cash and cash equivalents, ending	$ 28,400	$ 1,191,900
Interest expense paid:	$ 2,900	–

See accompanying Notes to Interim Financial Statements.

1. **Basis of Presentation**

    The accompanying unaudited interim financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly the financial position, results of operations, and cash flows of LOGIC Devices Incorporated (the "Company") for the periods indicated.

    The accompanying unaudited interim financial statements have been prepared in accordance with the instructions for Form 10-Q, and, therefore, do not include all information and footnotes necessary for a complete presentation of the financial position, results of operations, and cash flows for the Company, in conformity with accounting principles generally accepted in the United States of America. The Company has filed audited financial statements that include all information and footnotes necessary for such a presentation of the financial position, results of operations, and cash flows for the fiscal years ended September 30, 2010 and 2009, with the Securities and Exchange Commission (SEC). It is suggested that the accompanying unaudited interim financial statements be read in conjunction with the aforementioned audited financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments (consisting of normal and recurring accruals) necessary to make the results of operations for the interim periods a fair statement of such operations. The results of operations for the interim period ended March 31, 2011 are not necessarily indicative of the results to be expected for the full fiscal year to end September 30, 2011.

    The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. We have incurred operating losses in the past four years and require additional funds to maintain our operations. The Company's continuance of operations is contingent on raising additional working capital, and on the increase of revenues from new product introductions. Accordingly, these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has negotiated with several parties to provide debt and equity financing sufficient to finance corporate operations and provide working capital for the next twelve months. Although there is no assurance that management's plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue operating as a going concern.

2. **Inventories**

    A summary of inventories follows:

	March 31, 2011	*September 30, 2010*
Raw materials	$ 103,600	$ 92,100
Work-in-process	206,800	181,300
Finished goods	680,600	690,200
	$ 991,000	$ 963,600

3. **Shareholders' Equity and Related Party Transactions**

The Company issues options to purchase common stock to its employees, certain consultants, and certain of its board members. Options are generally granted with an exercise price equal to the closing market value of a common share at the date of grant, have five- to ten-year terms and typically vest over periods ranging from immediately to three years from the date of grant. There are 1,105,000 authorized shares remaining for granting of future options.

In calculating compensation related to stock option grants, the fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2011	2010
Dividend yield	None	None
Expected volatility	128.6%	134.3%
Expected annual forfeiture rate	10%	10%
Risk-free interest rate	1.1%	1.5%
Expected term (years)	4.0	4.0

The computation of expected volatility used in the Black-Scholes option-pricing model is based on the historical volatility of our share price. The expected term is estimated based on a review of historical exercise behavior with respect to option grants.

The estimated fair value of equity-based awards, less expected forfeitures, is amortized over the awards' vesting period on a straight-line, generally over three years. Share-based compensation expense recognized in the statements of operations for six months ended March 31, 2011 and 2010 related to common stock option grants was $22,200 and $39,100 (fair value of $0.52 and $1.24 per share), respectively.

During the six months ended March 31, 2011, the Company raised $350,000 through eight private placements to the Company's president, chairman of the board, and one other board member, as detailed below:

	# of Shares	Amount
To chairman of the board, November 9, 2010	62,500	$ 50,000
To president, December 6, 2010	83,333	50,000
To chairman of the board, December 9, 2010	75,758	50,000
To president, December 27, 2010	39,062	25,000
To president, January 13, 2011	64,935	50,000
To president, January 27, 2011	60,241	50,000
To board member, January 31, 2011	27,778	25,000
To chairman of the board, February 7, 2011	64,935	50,000
To chairman of the board, April 11, 2011	106,383	50,000
To board member, April 29, 2011	33,333	25,000
	618,258	$ 425,000

These shares have not been registered with the SEC. However, the Company's president, chairman of the board, and additional board member received demand registration rights, subject to certain limitations, and unlimited piggyback registration rights, with respect to the shares. The Company is only obligated to use its best efforts to obtain an effective registration statement.

4. **Working Capital**

On February 25, 2011, the Company entered into an asset-based loan with Summit Financial Resources LP for its accounts receivable. The Company may borrow up to 80% of domestic accounts receivable at a daily interest rate of prime plus 2%, plus a monthly management fee of 1.1% of the borrowed accounts. During the quarter ended March 31, 2011, the Company borrowed and repaid $243,300. Interest expense on these borrowings was $2,900.

On March 10, 2011, the Company entered an equity line agreement (the Agreement) with Dutchess Opportunity Fund, II, LP (Dutchess). Subject to the terms and conditions of the Agreement, the Company has the right to "put," or sell up to $5.0 million in shares of its common stock to Dutchess. It will not receive any proceeds from the resale of these shares of common stock offered by Dutchess. The Company will, however, receive proceeds from the sale of shares to Dutchess, pursuant to the Agreement. When the Company puts an amount of shares to Dutchess, the per share purchase price that Dutchess will pay to it in respect of such put will be determined in accordance with a formula set forth in the Agreement. Generally, in respect of each put, Dutchess will pay the Company a per share purchase price equal to 95% of the lowest daily volume weighted average price of its common stock during the five consecutive trading day period beginning on the trading day immediately following the date Dutchess receives the put notice.

5. **Earnings Per Share**

Basic earnings per share is calculated by dividing net income by the weighted average common shares outstanding during the period. Diluted earnings per share reflect the net incremental shares that would be issued if dilutive outstanding stock options were exercised, using the treasury stock method. In the case of a net loss, no incremental shares would be issued because they are antidilutive. Stock options with exercise prices above the average market price during the period are also antidilutive.

There were 258,000 and 285,000 common stock options outstanding at March 31, 2011 and 2010, respectively. No options were considered in calculating the diluted loss per share for the quarters ended March 31, 2011 and 2010, as their effect would have been antidilutive. As a result, for the quarters ended March 31, 2011 and 2010, the Company's basic and diluted loss per share are the same.

6. **Subsequent Events**

The Company raised $75,000 through two private placements to the Company's chairman of the board and another board member during April 2011 (106,383 shares for $50,000 and 33,333 shares for $25,000). These shares have not been registered with the SEC. However, the Company's chairman of the board and the board member received demand registration rights, subject to certain limitations, and unlimited piggyback registration rights, with respect to the shares. The Company is only obligated to use its best efforts to obtain an effective registration statement.

During the six months ended June 30, 2011, the president loaned the Company $55,000 for working capital until it can raise more funds through the sale of shares to non-related parties.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.